UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUMU CORPORATION
(Name of Subject Company)

COSMOS MERGER SUB, INC.
(Offeror)

ENGHOUSE INTERACTIVE, INC.
(Parent of Offeror)

ENGHOUSE SYSTEMS LIMITED

(Indirect and Ultimate Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749063103
(Cusip Number of Class of Securities)

General Counsel

Enghouse Systems Limited

Suite 800, 80 Tiverton Court

Markham, Ontario, Canada, L3R 0G4

(905) 946-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher J. Cummings Ian M. Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, N.Y. 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$17,265,887*	$1,902.70*

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Qumu Corporation (“Qumu”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 17,932,806 issued and outstanding Shares (as defined below), including 21,797 Shares reserved for issuance upon settlement of outstanding time-based restricted stock awards, multiplied by the offer price of $0.90 per shares (the “Offer Price”), (ii) 1,107,731 Shares reserved for issuance upon settlement of outstanding time-based restricted stock unit awards, multiplied by the Offer Price, and (iii) up to 143,782 Shares reserved for issuance upon settlement of outstanding performance stock units, multiplied by the Offer Price. The foregoing figures have been provided by Qumu to the offeror and are as of January 4, 2023, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Order Making Fiscal Year 2023 Annual Adjustments to Registration Fee Rates, issued August 25, 2022, by multiplying the transaction value by 0.00011020.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and Cosmos Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and an indirect wholly owned subsidiary of Enghouse. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Qumu Corporation, a Minnesota corporation (“Qumu”), that are issued and outstanding at a price of $0.90 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

ENGHOUSE INTERACTIVE, INC.

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Director

COSMOS MERGER SUB, INC.

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Director & Chief Executive Officer

ENGHOUSE SYSTEMS LIMITED

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Chief Executive Officer, Director and Chairman of the Board

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated January 6, 2023.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(5)(i)	Joint Press Release issued by Enghouse and Qumu, dated December 19, 2022 (incorporated by reference to the Schedule TO-C filed by Enghouse withthe Securities and Exchange Commission on December 19, 2022).
(a)(5)(ii)	Press Release issued by Enghouse, dated January 6, 2023.
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated December 17, 2022, by and among Qumu, Enghouse Interactive, Inc. and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Qumu with the Securities and Exchange Commission on December 19, 2022).
(d)(2)	Confidentiality Agreement, dated July 26, 2022, between Qumu Corporation and Enghouse Systems Limited.
(d)(3)	Form of Tender Support Agreement, dated as of December 17, 2022 by and among Enghouse Interactive, Inc., Cosmos Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Qumu with the Securities and Exchange Commission on December 19, 2022).
(d)(4)	Letter of Intent Agreement, dated November 8, 2022, by and between Qumu and Enghouse.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table